March 8, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwe
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 7, 2002, (Revision of the Forecast for the Results for the FY2002 (the fiscal year which will end March 31,2002) and the year-end dividend)
2. Press Release dated March 7, 2002, (Income related to the integration of silicon wafer business)
3. Press Release dated March 7, 2002, (Institution of Trusts for Fixed Assets and Transfer of Beneficial Ownership of Real Estate Trusts)

Very truly yours,

M. Shinagawa

dle 3/14

Mamoru Shinagawa
Manager
Investor Relations Section, Finance Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

Sumitomo Metal Industries, Ltd.

March 7, 2002

For immediate release

Revision of the Forecast for the Results for the FY2002 (the fiscal year which will end March 31, 2002) and the year-end dividend

1. Revision of the forecast for the results for the FY2002

The forecast for the results for the FY2002 (April 1, 2001 to March 31, 2002) that were announced when the mid-term results were released on November 21 of last year have been changed as follows.

<Consolidated>

(Unit: yen billions)

	Sales	Recurring profit	Net Income (loss)
Forecast this time (March 7, 2002)	approximately 1,350.0	approximately 1.0	approximately (105.0)
Forecast last time (November 21, 2001)	approximately 1,360.0	approximately 0	approximately (90.0)
Results of previous term (Reference)	1,497.6	23.6	5.8

<Non-Consolidated>

(Unit: yen billions)

	Sales	Recurring profit	Net Income (loss)
Forecast this time (March 7, 2002)	approximately 770.0	approximately 1.0	approximately (120.0)
Forecast last time (November 21, 2001)	approximately 770.0	approximately 0	approximately (120.0)
Results of previous term (Reference)	862.2	12.9	5.9

(3) Reasons for the adjustment

As for the consolidated results, sales are expected to decrease due to deteriorating selling situations in our steel and electronics operations. However, recurring profits are expected to be approximately 1 billion yen because earnings are improving under the Management Plan for "Revolution and Rebirth". Regarding profits for the current term, although profits from the silicon wafer operations transfer will increase, the forecast is revised downward as above since there is expected to be a loss on devaluation of investment securities due to low stock prices.

With respect to the individual settlement, sales will generally maintain the previously forecasted level despite the deteriorating selling situation, and recurring profits are expected to be approximately 1 billion yen. Profits for the current term are forecasted to be at the same level as the previously forecasted level since a loss on devaluation of investment securities due to low stock prices is expected to be similarly offset by the increased profits from the silicon wafer operations transfer.

2.Dividends

In respect of the dividend, it was decided at the Board of Directors meeting held today, to submit a proposal to the General Meeting of Shareholders not to pay a dividend since a deficit is expected as a result of the above-mentioned loss forecasted in the current term.

Together with the entire group, we will work collectively under the Management Plan for "Revolution and Rebirth" to resume dividend payment for the next fiscal year.

(Reference)

1. Forecasts of operating profit and loss for fiscal 2001 (100 million yen)

	Result for the first half of the FY 2002	Forecast for the FY 2002
(Consolidated)	161	400
(Non-Consolidated)	118	320

2. Average price of steel products (Non-Consolidated) (Thousand yen/ton)

Result for the first half of the FY 2002	Forecast for the FY 2002
64.4	About 66

3. Domestic crude steel production volume

Forecast for the FY 2002: About 101 million tons

4. Our company's crude steel production volume (Non-Consolidated)

Result for the first half of the FY 2002	Forecast for the FY 2002
5.15 million tons	About 9.7 million tons

5. Export ratio (Non-Consolidated; Total for whole company by monetary value)

Result for the first half of the FY 2002	Forecast for the FY 2002
36%	About 35%

6. Balance of interest-bearing liabilities (100 million yen)

	End of March 2001	End of September 2001	Forecast for end of March 2002
(Consolidated)	17,806	18,181	About 16,700
(Non-Consolidated)	11,594	12,094	About 11,200

7. Extraordinary profits and losses (Consolidated) (100 million yen)

	Forecast for the FY 2002
Gains on transfer of silicon wafer business	About 300
Gains on reversal of reserve for rebuilding furnaces	About 270
Gains on sales of property, plant and equipment	About 170
Additional payments of and provision for employee's retirement benefits	△About 900
Losses on devaluation and sale of investment securities	△About 300
Change for transitional obligations for employee's retirement benefits	△About 240
Loss on software property abandoned, etc.	△About 360
Total	△About 1060

Note: Income taxes and minority shareholders' profits and losses are included.

8. Exchange rate

Result for the first half of the FY 2002	Forecast for the FY 2002
122 yen/$	About 125 yen/$

9. Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for the FY 2002: Decrease in profit by about 1,300 million yen per year

Income related to the integration of silicon wafer business

On February 1, 2002, our company and Mitsubishi Materials Corporation integrated the silicon wafer business of our company, the silicon wafer business of Mitsubishi Materials Corporation and Mitsubishi Materials Silicon Corporation, and the wafer-related quartz business of Mitsubishi Materials Corporation and Mitsubishi Materials Quartz Corporation into Sumitomo Mitsubishi Silicon Corporation, a company owned by our company and Mitsubishi Materials Corporation.

On April 18, 2001, we published income estimates related to the integration. This is to notify the results of our recent review of those estimates.

1. Contents of events bearing income
   (1) Transfer of our company's silicon wafer business
       Transfer of our company's silicon wafer business to Sumitomo Mitsubishi Silicon Corporation.
   (2) Transfer of Sumitomo Sitix Silicon, Inc. stocks owned by our U.S. subsidiary
       Transfer of stocks of Sumitomo Sitix Silicon, Inc., which operates our company's silicon wafer business in the United States, owned by SUMITOMO METAL USA CORP, a subsidiary of our company, to a wholly owned subsidiary of Sumitomo Mitsubishi Silicon Corporation to be established in the United States.
2. Income related to the events (for the year ending March 2002)
   (1) Income related to the transfer of our company's silicon wafer business
       (Non-Consolidated) 50 billion yen
       (Consolidated) 25 billion yen
   (2) Income related to the transfer of the Sumitomo Sitix Silicon, Inc. stocks owned by our U.S. subsidiary
       (Consolidated) 5 billion yen

   Note: The above figures are the current estimates; the actual results may vary depending on future due diligence and other factors.

The above estimates has already been incorporated in the forecasted results for March 2002 (consolidated and non-consolidated) that was announced on March 7, 2002.

Institution of Trusts for Fixed Assets and Transfer of Beneficial Ownership of Real Estate Trusts

We would like to announce that our company and our consolidated subsidiaries will institute trusts for fixed assets and transfer beneficial ownership of the trust as follows in order to streamline assets and reduce interest-bearing liabilities:

1. Contents of Transferred Assets

(1) Assets contents:

1 Fuso-cho, Amagasaki-shi, Hyogo Pref.	Land
2-175 Higashi Naniwa-cho, Amagasaki-shi, Hyogo Pref.	Land, building
5-1802 Yatsu, Narashino-shi, Chiba Pref.	Land, building, etc.

(2) Book value: 7.6 billion Japanese yen

(3) Transfer price: 19.3 billion Japanese yen

2. Outline of Trustee and Trust Beneficial Ownership Transferee

(1) Outline of Trustee (as of September 30, 2001)

Trade Name	Sumitomo Trust and Banking Co., Ltd.			
Headquarters Address	4-5-33 Kitahama, Chuo-ku, Osaka-shi			
Representative	Atsushi Takahashi, President & CEO			
Capital	284,053 million yen			
Major Stockholders	Name or Titles	Address	No. of shares owned (1,000)	Ratio to total outstanding shares (%)
	Japan Trustee Services Bank, Ltd. (trustee)	Chuo-ku, Tokyo	43,135	2.97
	The Mitsubishi Trust and Banking Corporation (trustee)	Chiyoda-ku, Tokyo	41,646	2.86
	State Street Bank and Trust Company	Massachusetts, United States	39,236	2.70
Business	Trust banking business, etc.			
Relationship with our company	Capital	The number of trustee's shares in our possession: 10,957,000 shares The number of our shares in trustee's possession: 120,773,000 shares		
	Personnel	None		
	Trade	Capital loan, brokerage of real estate trade, and others		

(2) Outline of Trust Beneficial Ownership Transferee

A special purpose company has been established specifically for the said transfer.

There is no special interest, such as financing and dispatching officials, between our company and the above special purpose company.

3. Transfer schedule: End of March 2002

4. Effects on profit and loss

A profit from the transfer of the above beneficial ownership of trust will be appropriated as a special profit for March 2002. However, it has already been incorporated in the forecasted results for March 2002 (consolidated and non-consolidated) that was announced on March 7, 2002.